Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a copy of a posting to Legato’s website, www.legato.com, on or about July 17, 2003.

EMC’s Point of View on LEGATO Solutions

Mark Lewis, EVP of Open Software and CTO of EMC, provides his perspective

Information Protection

LEGATO NetWorker® provides the base for EMC’s long term strategy for information protection. The need to recover and protect data faster while reducing storage ownership costs without compromising service levels has never been greater in today’s enterprise. NetWorker’s market and performance leadership including key advantages in disk-based backup/recovery, coupled with DiskXtender™, the industry’s #1 HSM solution for open systems, profoundly enhances our customer’s ability to achieve comprehensive information lifecycle management. These solutions—and their ability to work in open and heterogeneous environments—are central to the future of the EMC/LEGATO union, as it will enable both companies to fulfill customer needs with a solution suite that is unparalleled. NetWorker will be EMC’s leading information protection offering after the acquisition.

Availability

Availability is inherent in every aspect of our combined offerings. EMC and LEGATO already share customers using the combination of LEGATO AAM™ and EMC SRDF to achieve their business continuity. LEGATO Availability products offer capabilities for performance management, availability and disaster recovery, which help to extend and complement EMC’s current availability offerings, and provide LEGATO customers assurance of their business continuance.

Content

EMC has a long-standing belief that content management solutions play an integral role in generating market demand for storage solutions. Specifically, these applications take data from cradle to grave. With the LEGATO acquisition, EMC will have a complete information lifecycle management (ILM) offering that will be substantially strengthened with the addition of LEGATO’s world-class content management suite of solutions. Additionally, this product suite fits very nicely into EMC’s strategic vision related to our very public commitment to content addressed storage.

Messaging

Email continues to be a target for legal discovery and a key challenge for regulatory compliance, not to mention the ever-growing complexities it creates from a pure storage perspective. The unique capabilities of LEGATO’s EmailXtender® suite allow organizations to effectively manage the entire information lifecycle of email records as legal documents, a critical requirement for regulated industries. Combining its ability to work in heterogeneous environments, which is part of our open software strategy, we will strengthen and accelerate the delivery of our combined solutions to the market.

Additional Information and Where to Find it.

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

This document contains “forward-looking statements” as defined under the Federal Securities Laws. EMC’s actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission.